November 21, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Vincera, Inc.

Registration Statement on Form 10-SB

File No. 0-51522

Response to Staff Comment Letter dated November 7, 2005

Dear Mr. Reynolds:

We have received the comment letter regarding our registration statement. Set forth below are our responses, which are numbered to correspond to the comments.  We have also filed a pre-effective Amendment No. 2 to our registration statement (the "Amendment") to incorporate the comments and our responses.

General

1.

We have revised the Form 10-SB cover page to add the Commission File Number.

2.

We have revised our disclosures to address the Staff’s comments at pages 10-11, 26, 56-57, F-20 and F-44.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 35

3.

On pages 36-37, we have revised our disclosures to update the status of the company’s efforts to receive consents and cancelled promissory notes, and our negotiations with the remaining note holders. For the holders of our convertible promissory notes, we received majority approval to modify the maturity date from May 1, 2005 to November 15, 2005.  In conjunction with our initial close of our private placement we have now converted these notes into shares of our common stock at a per share price of $0.36, which is the share price in the private placement.  The conversion of both principal and interest resulted in Vincera issuing 2,769,655 shares of our common stock to these note holders.

Mr. John Reynolds

Securities and Exchange Commission

November 21, 2005

2

Financial Statements

Note 14 – Subsequent Events, page F-18

4.

We have revised our disclosures to address the Staff’s comments on pages F-21 and F-44.

We would welcome the opportunity to discuss any remaining issues with you.  Please contact me at (512) 689-9984 or our counsel, David Wood, at (214) 505-9664, if you have questions or comments regarding the foregoing or the enclosed Amendment No. 2.

Very truly yours,

/s/ David R. Malmstedt

David R. Malmstedt

President and Chief Executive Officer

cc:

Mr. Jay Ingram, Securities and Exchange Commission

Ms. Babette Cooper, Securities and Exchange Commission

Mr. Carmelo M. Gordian, Esq.

Mr. David Wood, Esq.